1(212) 318-6053

keithpisani@paulhastings.com

October 2, 2015

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gabelli Securities Group, Inc.
Amendment No. 2 to Form 10-12B
Filed September 11, 2015
File No. 1-37387

Dear Mr. Windsor:

On behalf of our client, Gabelli Securities Group, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated September 21, 2015, with respect to the above-referenced registration statement (the “Form 10”), including the Information Statement filed as Exhibit 99.1 to the Form 10 (the “Information Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Form 10 (“Amendment No. 3”).

We have reproduced each of the Staff’s comments below in italics and have provided the Company’s response below each comment.  Page number references in the responses below are to Amendment No. 3 or the Information Statement included in Amendment No. 3, as applicable.

Registration Statement on Form 10-12B

1.                                      Please file as an exhibit the form of GAMCO Note.

The Company has filed the GAMCO Note as Exhibit 10.8 to the Form 10.

Exhibit 99.1

Unaudited Pro Forma Combined Consolidated Statement of Income, page 11

2.                                      Please revise to include an introductory paragraph which briefly sets forth a description of (i) the transaction, (ii) the entities involved, and (iii) the periods for which the pro forma information is presented in accordance with Article 11-02(b)(2) of Regulation S-X.

The Company has revised the disclosure on page 11 of the Information Statement in response to the Staff’s comment.

3.                                      We note some of your adjustments are on a net basis versus a gross basis.  Pro forma adjustments should be presented gross on the face of pro forma statements, or with a detailed explanation presented in the pro forma footnotes with sufficient quantification to allow the reader to recompute the adjustment amount.  For example, please explain how the adjustments described in footnotes (b) and (c) result in a net adjustment of $688,000 and $1.4 million to operating expenses for the six-month period ended June 30, 2015 and the year ended December 31, 2014.  Revise to clarify how the adjustments described in footnotes (d), (e), and (g) result in a net cash adjustment of $10.5 million on your pro forma balance sheet.

The Company has revised the disclosure on pages 15 and 16 in response to the Staff’s comment.

4.                                      Please revise to disclose pro forma basic and diluted earnings per share for all periods presented in the consolidated statements of operations.

The Company has revised the disclosure on pages 12 and 13 in response to the Staff’s comment.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page 13

5.                                      We note that you present a non-GAAP financial measure as well as a complete non- GAAP column on the face of your Unaudited Pro Forma Combined Consolidated Balance Sheet.  Explain to us how you considered Item 10(e)(ii)(D) of Regulation S-K as it prohibits presentation of non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X.

The Company has removed the non-GAAP financial measures from the face of the unaudited pro forma combined consolidated balance sheet in response to the Staff’s comment.

6.                                      We note that you plan to distribute Class A and Class B of your common stock as part the spin-off, respectively.  Please revise to disaggregate your common stock by class and additional paid in capital on your pro forma balance sheet.

The Company has revised the disclosure on page 14 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements, page 14

7.                                      We note pro forma footnote (b) reflects adjustments to other operating expenses relating to the expected additional costs (e.g., legal and audit fees, transfer agent fees, etc.) based upon GAMCO’s historical experience of being a separate public company.  We also note, as it is discussed on page 6, GAMCO will provide you with principal services pursuant to the Transitional Services Agreement.  Please revise your footnote to discuss the terms of this agreement, and adjust your pro forma financial statements to give effect to this agreement or explain why it is excluded from your pro forma adjustments.  For example, after the spin-off it appears you will have a recurring expense under the Transition Services agreement.

The Company respectfully advises the Staff that the items for which fees may be incurred under the terms of the proposed Transitional Administrative and Management Services Agreement have already been included in the Company’s historical carve-out financial statements.  Accordingly, no pro forma adjustments are required.

8.                                      Refer to footnote to pro forma adjustment (f).  Please revise your disclosure to include a reconciliation of your effective tax rate to the federal statutory tax rate.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

9.                                      Please expand the footnote to pro forma adjustment (g) to discuss in greater detail how the intercompany balances prior to the spin-off were settled.

The Company has revised the disclosure on pages 15 and 16 in response to the Staff’s comment.

10.                               In recognizing the receipt of four million shares of GAMCO Class A common stock, we note that you assumed the valuation of such shares to be $50 per share in determining pro forma adjustment (h).  Please expand your disclosure to discuss the assumptions used in determining the value of these shares, which differs from the current trading prices.

The Company has revised the disclosure on page 16 in response to the Staff’s comment.  The Company plans on selling to GSI $150 million of GAMCO Class A common stock, instead of four million shares of GAMCO Class A common stock.

11.                               You have disclosed on page 7 that on or before the distribution date, GAMCO will issue you a $250 million five-year, 4.0% note that GAMCO will pay off ratably over five years, or sooner at GAMCO’s option, with interest payable in cash or payment in kind, at GAMCO’s option.  In recognizing this transaction, we note pro forma adjustment (i) decreased equity while pro forma adjustment (k) increased equity resulting in a net effect.  Please tell us the type of consideration given to GAMCO in exchange of this note.  In this regard, it is unclear as to why you deem it appropriate to increase equity for this transaction.

The Company respectfully advises the Staff that the GAMCO Note is being issued to GSG to capitalize GSG as part of the spin-off transaction.  GAMCO will not receive consideration for the GAMCO Note.

The Spin-Off, page 33

The Formation Transactions, page 33

12.                               You state that following the spin-off GAMCO would have contributed, among other things, approximately $630 million of cash and other assets to the company.  Please tell how this contribution is reflected in your pro forma financial statements.

The Company respectfully advises the Staff that the $630 million in cash and other assets are reflected in the Company’s carve-out basis historical financial statements.  In addition, the Company has revised the introduction to the “Summary Historical Combined Consolidated Financial Data” on page 10 to clarify that the $630 million is so included.

*              *              *              *              *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

Enclosures

cc:                                Kevin Handwerker, GAMCO Investors, Inc.

Kieran Caterina, Gabelli Securities Group, Inc.

Michael L. Zuppone, Esq., Paul Hastings LLP